Press Release

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc.
Appoints V.P. Sales & Marketing.

Laval Quebec CANADA, April 20, 2006 – Neptune Technologies and Bioressources (NTB: TSX-V) «Neptune» is pleased to announce that Mr. Donald Allard has joined Neptune as the Vice President, Sales and Marketing.  Mr. Allard will be involved in all aspects of the sales process and marketing, including business development, branding, customer relations, and promotion.

Mr. Allard brings more than 15 years experience in sales and marketing of pharmaceutical products in some of the most prevalent diseases in the western world such as, obesity, diabetes and hyperlipidemia.  Mr. Allard is trained as a hospital pharmacist and has six years of clinical practice in a university hospital.

“Mr. Allard has the proven experience and the credentials to lead our sales efforts to levels never before achieved.  I am confident that Mr. Allard’s admirable experience will be an invaluable asset in this next stage of our growth,” says Mr. Henri Harland, President & CEO at Neptune.

“Neptune is at an exciting time in its development," said Mr. Donald Allard. "With a world-class natural product that has proven health benefits, strong partnerships and a solid management team, Neptune is well positioned for tremendous growth."

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For More Information Contact:

Grant Howard / David Gordon

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

Corporate Contact:

Neptune Technologies & Bioressources Inc.

Henri Harland

henrih@neptunebiotech.com

President & C.E.O.

Serge Comeau

sergec@neptunebiotech.com

Director, Investor Relations

(450) 972-6291